OASIS MIDSTREAM PARTNERS LP

1001 Fannin St., Suite 1500

Houston, Texas 77002

May 12, 2017

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Oasis Midstream Partners LP

Draft Registration Statement on Form S-1

Submitted April 7, 2017

CIK No. 0001652133

Ladies and Gentlemen:

Set forth below are the responses of Oasis Midstream Partners LP (the “Partnership,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 4, 2017, with respect to the Draft Registration Statement on Form S-1, CIK No. 0001652133, initially and confidentially submitted with the Commission on April 7, 2017.

Concurrently with the submission of this letter, we are filing through EDGAR our Registration Statement on Form S-1 (the “Registration Statement”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Registration Statement, unless otherwise specified.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE: We acknowledge the Staff’s comment and respectfully advise the Staff that, to date, neither we nor anyone authorized on our behalf has engaged in any “testing the waters” activity or otherwise presented any written communications to potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”). To the extent that we or anyone authorized on our behalf present any written communications to potential investors in reliance on Section 5(d) of the Securities Act, we will supplementally provide the Staff with copies of such written communications.

Commonly Used Defined Terms, page iv

2.	Please revise so that the Glossary of Terms immediately follows “Commonly Used Defined Terms.”

RESPONSE: We acknowledge the Staff’s comment and have revised the Registration Statement so that the Glossary of Terms immediately follows the “Commonly Used Defined Terms.” Please see page v of the Registration Statement.

Summary, page 1

Overview, page 1

3.	We refer you to your disclosure in the second paragraph of this section. Please revise to clarify how your midstream operations provide Oasis with higher oil and gas price “realizations.”

RESPONSE: We believe our midstream operations provide Oasis with numerous strategic, operational and financial benefits, including the ability to achieve improved oil differentials and oil price realizations, higher gas capture and gas price realizations, lower overall lease operating expenses and increased operating efficiencies. Oasis is able to increase oil realizations because our system accesses numerous takeaway markets at Johnson’s Corner, which provides for increased competition for Oasis’s oil. Oasis’s gas realizations improve because our system allows Oasis to actively market its gas compared to third-party infrastructure contracts where the third party is responsible for marketing Oasis’s gas. We have added the substance of this response to our disclosure on page 1 of the Registration Statement, with conforming disclosure on page 131.

4.	In footnote 1 to the table at page 2 that highlights key metrics by category across Oasis’s gross acreage position, you state, “Substantially all of the acreage outside of [y]our acreage dedication is subject to [y]our [right of first offer].” Please revise to clarify, if true, that your right of first offer on the acreage outside of your acreage dedication only applies if Oasis elects to build and sell assets in these areas when the existing third-party dedication lapses. We note your related disclosure in the risk factor titled “To the extent Oasis shifts the focus of its development” at page 31.

RESPONSE: We acknowledge the Staff’s comment and have revised our disclosure to clarify that our right of first offer on the acreage outside of our acreage dedication that is currently dedicated to third party midstream service providers only applies if Oasis elects to build and sell assets in these areas when the existing third-party dedication lapses. Please see page 3 of the Registration Statement, with conforming disclosure on pages 31 and 131.

Our Assets, page 3

5.	Please provide further detail with respect to your disclosure at pages 5 and 133 regarding the flexibility of gathering systems. Please explain your basis for the statement that your gathering systems “allow for expansion to new wells for completion with minimal capital expenditures.”

RESPONSE: We believe our gathering systems provide us with flexibility to expand to new wells for completion with minimal capital expenditures due to the fact that our core gathering system is already in place and has substantial additional capacity available, with gathering pipelines widely dispersed throughout our areas of operation. As a result, only incremental gathering pipelines are necessary to connect new wells in our areas of operation to our existing infrastructure system. We have revised our disclosure accordingly on page 5 of the Registration Statement, with conforming disclosure on page 134.

About Oasis, page 6

6.	Please update the reserve estimate from the United States Geological Survey — April 2013 Oil and Gas Resource Assessment located at pages 7, 126, and 135, and supplementally provide us with a copy of the source of the updated estimate.

RESPONSE: We acknowledge the Staff’s comment and respectfully advise the Staff that we have updated the Registration Statement to include reserve estimates from the U.S. Energy Information Administration – U.S. Crude Oil and Natural Gas Proved Reserves, Year-End 2015 report dated December 2016. Please see pages 7, 127 and 136 of the Registration Statement. The Partnership is providing this information to the Staff supplementally pursuant to Rule 418(b) under the Securities Act.

Formation Steps and Partnership Structure, page 11

7.	We note that common units not acquired by underwriters under their option will be issued to Oasis. Expand Item 15 to address the issuance of such units to Oasis.

RESPONSE: We acknowledge the Staff’s comment and have expanded Item 15 to address the issuance of units to Oasis as a result of the underwriters not exercising their option. Please see page II-2 of the Registration Statement.

Risk Factors, page 24

Risks Related to Our Business, page 24

Because a substantial majority of our revenue, page 26

8.	You disclose that you are at risk of non-payment or non-performance by Oasis of its obligations under the listed agreements. Please explain what recourse you would have, including who would take action on your behalf, in such an instance. Please also clarify that your agreements with Oasis include no minimum fees or amounts. If true, disclose that if market conditions so dictate, Oasis would be within its rights to substantially decrease the amount it requests of such other services that it requests from you and therefore deny you those potential revenue streams. Also expand the “Significant Forecast Assumptions” discussion at page 85 to provide more detailed information in that regard.

RESPONSE: We acknowledge the Staff’s comment and respectfully advise the Staff that we are continuing to negotiate the principal terms of our commercial agreements with Oasis and will provide additional information in a future amendment to the Registration Statement. However, we anticipate that such commercial agreements will contain acreage dedications but no minimum volume commitments. Accordingly, if commodity prices decline substantially for a prolonged period, Oasis has the ability to substantially reduce its drilling and completion expenditures, which would decrease our throughput volumes from Oasis and related revenue streams. Please see pages 24 and 86 of the Registration Statement.

Our Cash Distribution Policy and Restrictions on Distributions, page 76

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy, page 76

9.	You state in the first bulleted item in the section that your cash distribution policy is subject to certain restrictions, including the financial tests and covenants that your new revolving credit facility will contain. If these expected covenants would have impacted the cash distributions that you could have made during the pro forma periods for the year ended December 31, 2016, or may threaten to impact the forecasted financial period for the twelve months ended June 30, 2018, provide disclosure to that effect. Your discussion should make clear how sensitive your ability to make cash distributions is vis-a-vis the financial ratio covenant limitations.

RESPONSE: We acknowledge the Staff’s comment and respectfully advise the Staff that we are continuing to negotiate the terms of our revolving credit facility and will summarize its material terms, including the financial tests and covenants that it will contain, in a future amendment to the Registration Statement. However, we do not believe that the financial tests and covenants that we expect the credit facility to contain would have impacted the cash distributions that we could have made during the pro forma periods for the year ended December 31, 2016 or the twelve months ended March 31, 2017. Similarly, we do not expect such financial tests and covenants to impact the forecasted cash distributions for the twelve months ended June 30, 2018. We have revised our disclosure accordingly on pages 77 and 78 of the Registration Statement.

Significant Forecast Assumptions, page 85

Results and Volumes, page 85

10.	We note your disclosure of Pre-G&A EBITDA here and on page 5. The relevance and usefulness of this measure within the context of your forecast assumptions is unclear. Tell us how you considered whether Pre-G&A EBITDA is a non-GAAP financial measure. In your response, explain how the disclosure of EBITDA excluding general and administrative expenses meets the requirements of Item 10(e) of Regulation S-K and the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures issued on May 17, 2016.

RESPONSE: We acknowledge the Staff’s comment and have revised the Registration Statement to remove Pre-G&A EBITDA and to include operating income and depreciation and amortization. Please see pages 6, 86, 87 and 135 of the Registration Statement.

Revenue, page 85

11.	Please define the term “full service midstream system” where you first use it.

RESPONSE: We acknowledge the Staff’s comment and have revised the Registration Statement to define the term “full suite of midstream services” where first used. Please see page 2 of the Registration Statement.

Industry, page 119

12.	Please provide us with a supplemental copy of the materials from the North Dakota Industrial Commission upon which you rely for several tabular and textual disclosures which appear throughout your prospectus.

RESPONSE: The Partnership is providing this information to the Staff supplementally pursuant to Rule 418(b) under the Securities Act.

Reimbursement of Partnership Litigation Costs, page 179

13.	We note your disclosure in this section that the phrase “substantially achieves, in substance and amount, the full remedy sought” is subject to judicial interpretation. Please state here whether you intend to interpret and apply this language as broadly as possible.

RESPONSE: We acknowledge the Staff’s comment and have revised our disclosures to state that we intend to interpret and apply the phrase “substantially achieves, in substance and amount, the full remedy sought” as broadly as possible. Please see page 181 of the Registration Statement.

Financial Statements

Oasis Midstream Partners LP Unaudited Pro Forma Financial Statements, page F-2

Note 2. Pro Forma Adjustments and Assumptions, page F-6

14.	Please expand the disclosure regarding adjustment (f) and (j) to provide reconciliations of non-controlling interests.

RESPONSE: We acknowledge the Staff’s comment and have revised our disclosures to provide reconciliations of non-controlling interests, as it relates to adjustments (f) and (j). Please see pages F-7, F-8 and F-9 of the Registration Statement.

Oasis Midstream Partners LP Predecessor, page F-9

15.	We note you present a supplemental unaudited pro forma balance sheet as of December 31, 2016 reflecting distributions payable to Oasis alongside your historical balance sheet in the filing. Please also present pro forma per share data within your historical financial statements as discussed in SAB Topic 1.B.3.

RESPONSE: We acknowledge the Staff’s comment and have added disclosures for both the three months ended March 31, 2017 and the year ended December 31, 2016. Please see pages F-11, F-14, F-15, F-22 and F-25 of the Registration Statement.

16.	Please file as exhibits to your registration statement the limited liability company agreements that govern Bighorn DevCo LLC, Bobcat DevCo LLC, and Beartooth DevCo LLC, or explain to us why you do not believe this is necessary.

RESPONSE: We acknowledge the Staff’s comment and will file the limited liability company agreements that govern Bighorn DevCo LLC, Bobcat DevCo LLC and Beartooth DevCo LLC as exhibits in a future amendment to the Registration Statement. Please see the Index of Exhibits on page II-5 of the Registration Statement.

*        *        *         *        *

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact David Oelman of Vinson & Elkins L.L.P. at (713) 758-3708.

Very truly yours,

OASIS MIDSTREAM PARTNERS LP

By: OMS GP LLC,
its General Partner

By:	/s/ Taylor L. Reid
Name:	Taylor L. Reid
Title:	Chief Executive Officer

Enclosures

cc:	Taylor L. Reid (Chief Executive Officer, OMS GP LLC)

David P. Oelman, Vinson & Elkins L.L.P.

Thomas G. Zentner, Vinson & Elkins L.L.P.